UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 3, 2020

(Date of earliest event reported)

Commission File No. 024-10924

CANNABINOID BIOSCIENCES, INC.

California

(State or other jurisdiction of incorporation or organization)

Cannabinoid Biosciences, Inc.

370 Amapola Ave., Suite 200A

Torrance, California 90501

(323) 868-6762; (310) 895-1839

franklin@cbdxfund.com

(Address, including zip code, and telephone number,

including area code, of issuer’s principal executive office)

Patience C Ogbozor

370 Amapola Ave., Suite 200A

Torrance, California 90501

Telephone: (310) 895-1839

cannabinoidbiosciences@gmail.com

 (Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy to:

Azuka L Uzoh, Esq.

Law Office of Azuka L Uzoh

1930 Wilshire Blvd., Suite 1216

Los Angeles, California 90025

Telephone: (213) 483-4020

2834	47-1077576
(Primary Standard Industrial	(IRS Employer
Classification Code Number)	Identification Number)

ITEM 9.	OTHER EVENTS

LETTER OF INTENT TO ACQUIRE 5 2018 FARM BILL COMPLIANT CBD OPERATIONS

On January 6, 2020, the Company issued a press release announcing it has executed five game changing non-binding letter of intent (LOI) with five CBD operations in Michigan, North Carolina, Colorado, Kentucky and Nevada to acquire their Hemp cultivation and CBD manufacturing operations. A copy of the press release is filed and attached hereto as Exhibit 6.2.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit No.	Description
6.2	Press release dated January 6, 2020

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the Los Angeles, State of California, on January 6, 2020

Cannabinoid Biosciences, Inc.

By:	/s/ Frank I Igwealor
Name: Frank I Igwealor, CPA, CMA, JD, MBA
Title: Sr. Vice President and Chief Financial Officer